SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of October, 2004

                              RYANAIR HOLDINGS PLC
                 (Translation of registrant's name into English)

                      c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                              County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                            FLY TO WIN WITH RYANAIR!
                  RYANAIR ANNOUNCES NEW ON-BOARD SCRATCH CARD

Ryanair, Europe's No.1 low fares airline, today (Friday, 29th October 2004) announced a fantastic new on-board scratch card game run by Travel Cards Limited, which will give passengers the chance to win amazing prizes including Ryanair flight vouchers from Eur50 - Eur200 and even a brand new Renault Megane Coupe-Cabriolet! The new fly-to-win Eur2 (GBP1.50) scratch-card will be sold on all Ryanair flights in international airspace, across our 186 route European network from 1st November 2004.

The following fabulous prizes are up for grabs:

   -A brand new Renault Megane Coupe-cabriolet
   -A brand new Renault Megane hatchback (at www.flytowin.net)
   -Ryanair Eur200 flight vouchers
   -Ryanair Eur150 flight vouchers
   -Ryanair Eur100 flight vouchers
   -Ryanair Eur50 flight vouchers
   -Another scratch card (another chance to win!)

Announcing details today, Ryanair's Head of Customer Service, Caroline Green said:

"Now there are even more good reasons to fly Ryanair! Our new fly-to-win Ryanair scratch-card will be a sure-fire hit. Our passengers already get Europe's lowest air fares and No.1 punctuality and customer service and now, for only Eur2 they can play to win during their flight with fantastic prizes ranging from
Eur50-Eur200 Ryanair flight vouchers to an ultra-cool Renault Megane Coupe-Cabriolet. For every scratch-card game on board a donation will be made to Children's charities in Ireland, UK and Europe. This Ryanair game is unique, because there is an extra opportunity to win an additional Renault Megane hatchback at www.flytowin.net.

        "We're launching the Ryanair fly-to-win scratch-cards from Monday in international airspace on all Ryanair low fares routes throughout Europe
        - so get your small change ready and play to win! It could be you, driving off in a slick brand new Renault cabriolet!"

Ends.                          Friday, 29th October 2004

For further information:
Paul Fitzsimmons - Ryanair     Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228         Tel: 00 353 1 4980 300




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  29 October 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director